Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269415

PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus dated April 1, 2024)

BLUEROCK HOMES TRUST, INC.

This prospectus supplement (this “Prospectus Supplement No. 3”) updates, amends, and supplements the prospectus dated April 1, 2024, as supplemented by (i) that certain Prospectus Supplement No. 1 dated May 9, 2024 and (ii) that certain Prospectus Supplement No. 2 dated May 22, 2024 (collectively, the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration No. 333-269415). Capitalized terms used in this Prospectus Supplement No. 3 and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement No. 3 is being filed to update, amend, and supplement the information in the Prospectus with the information set forth herein. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 3 modifies or supersedes such statement.

You should read this Prospectus Supplement No. 3 in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement No. 3 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 3 is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves significant risks. See the “Risk Factors” sections of the Prospectus and in Item 1A of our Annual Report on Form 10-K filed on March 12, 2024 for a discussion of the risks that should be considered in connection with an investment in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is June 11, 2024.

Additional Risk Factor

The following is hereby added as an additional risk factor at the beginning of the “Risk Factors – Risks Related to This Offering” section of the Prospectus:

The board of directors’ authorization of the Series A Preferred Enhanced Special Dividends is subject to revocation and the Series A Preferred Enhanced Special Dividends are not cumulative.

On May 3, 2024, the Company issued a press release announcing that the board of directors has authorized an additional enhancement with respect to the special dividends payable on the Series A Redeemable Preferred Stock (such enhanced special dividends, the “Series A Preferred Enhanced Special Dividends”). The Series A Preferred Enhanced Special Dividends shall be declared for each month for which the Company declares the regular monthly dividend of $0.125 per outstanding share of Series A Redeemable Preferred Stock (the “Series A Regular Dividend”), commencing in May 2024 (payable in June 2024). The Series A Preferred Enhanced Special Dividends (when applicable) will be aggregated with the Series A Regular Dividend so as to effect a dividend rate of the average one month term Secured Overnight Financing Rate (the “SOFR Rate”) plus 2.0%, subject to a 6.5% minimum and 8.5% maximum annual rate, calculated and paid monthly. The Series A Preferred Enhanced Special Dividends will be calculated based on the SOFR Rate for each day commencing on the 26th day of the prior month and ending on the 25th day of the applicable month, payable on the 5th of each month.

Although there is no current expectation they will do so, the board of directors may revoke the authorization of the Series A Preferred Enhanced Special Dividends in the future at any time with respect to periods for which the Company has not declared Series A Preferred Enhanced Special Dividends. In addition, although the Series A Preferred Enhanced Special Dividends are structured such that each such special dividend shall cover the entire period since the last payment of Series A Regular Dividends, the Series A Preferred Enhanced Special Dividends are not cumulative. As a result, to the extent that Series A Regular Dividends are not declared for any period (in which event, Series A Preferred Enhanced Special Dividends would also not be declared for such period) and the Company subsequently liquidates, only the Series A Regular Dividend will have accrued for such period.